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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   INFORMATION TO BE INCLUDED IN STATEMENTS
                FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                   THERETO FILED PURSUANT TO RULE 13d-2(a).*

                           -------------------------

                             (Amendment No. ____)*

                           TRIPLE S PLASTICS, INC.
________________________________________________________________________________
                               (Name of Issuer)

                          Common Stock, no par value
________________________________________________________________________________
                        (Title of Class of Securities)

                                   896926102
                                ______________
                                (CUSIP Number)


                                Elmar Paananen
                            Executive Vice Chairman
                                   Eimo Oyj
                                  Norokatu 5
                                FIN-15101 Lahti
                                    FINLAND

                               011-358-3-850-50
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 July 13, 2000
            _______________________________________________________
            (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

   Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See(S)240.13d-7 for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

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                                 SCHEDULE 13D
CUSIP NO. 896926102                                         Page 2 of 8 Pages
         ----------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Eimo Oyj
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
      N/A
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      FINLAND
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,632,424
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,632,424
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      69.9% (See also Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                           Schedule 13D of Eimo Oyj
             Respecting the Securities of Triple S Plastics, Inc.


  Item 1. Security and Issuer.
          --------------------

          This Statement on Schedule 13D relates to the common stock, no par value per share (the "Common Stock"), of Triple S Plastics, Inc., a Michigan corporation ("Triple S"), whose principal executive offices are located at 7950 Moorsbridge Road, Portage, Michigan 49024.

  Item 2. Identity and Background.
          ------------------------

          This statement on Schedule 13D is being filed by Eimo Oyj ("Eimo"). Eimo is organized under the laws of the Republic of Finland and its principal place of business is Lahti, Finland. Eimo's office address is P.O. Box 104, Norokatu 5, FIN-15101 Lahti, Finland. Eimo is a leading European manufacturer of injection molded precision plastic components for the mobile communications industry. Eimo has production facilities at five sites in Finland, as well as in the Netherlands.

          Eimo has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, to which this statement makes no reference) nor has Eimo, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Item 3. Sources and Amount of Funds or Other Consideration.
          ---------------------------------------------------

          Eimo is filing this statement on Schedule 13D as a result of its entrance into a Company Shareholders' Agreement dated July 13, 2000 among Eimo, Spartan Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Eimo ("Spartan") and various Triple S shareholders (the "Triple S Shareholders") listed therein (such agreement hereinafter referred to as the "Shareholders' Agreement"), filed as Exhibit 10.2 hereto and incorporated herein by reference, and not as a result of any acquisition of Common Stock by Eimo.

  Item 4. Purpose of Transaction.
          -----------------------

          Pursuant to that certain Agreement and Plan of Merger, dated July 13, 2000, among Eimo, Spartan and Triple S (the "Merger Agreement"), filed as
  Exhibit 10.1 hereto and incorporated herein by reference, Spartan shall, subject to the terms and conditions set forth therein, be merged with and into Triple S (the "Merger"). It is anticipated that the Board of Directors of Spartan will consist of three directors and that Chris Schauer will continue as a director of the surviving corporation. The directors of Spartan and the officers of Triple S immediately prior to the effective time of the Merger of Spartan and Triple S shall be the respective individuals who are the directors and officers of the surviving corporation following the Merger of Spartan into Triple S (the "Surviving Corporation").

          Pursuant to the terms of the Merger Agreement, each issued and outstanding share of Triple S Common Stock will be converted into the right to receive from Eimo, a number of Eimo shares in book entry form equal to the exchange ratio, which shares will be delivered in the form of American Depositary Shares, evidenced by one or more American Depositary Receipts. At the effective time of the Merger, all of the shares of Triple S Common Stock will no longer be outstanding, will be canceled and retired and will cease to exist, and each certificate formerly representing any of such shares of Triple S Common Stock will thereafter represent only the right to receive the Merger consideration. Each issued and outstanding share of Spartan common stock will be converted into and become one fully paid and non-assessable share of common stock, no par value, of the Surviving Corporation. Eimo owns 100% of the issued and outstanding shares of Spartan common stock and will as of the effective time of the Merger, own 100% of the issued and outstanding common stock of the Surviving Corporation.

          Pursuant to the terms of the Merger Agreement, the articles of incorporation of Triple S will be amended at and as of the effective time of the Merger as set forth in the certificates of merger for the States of Delaware and Michigan, and, as so amended, will be the articles of incorporation of the Surviving Corporation until thereafter amended as provided by law and such articles of incorporation. The by-laws of Triple S will be, at and as of the effective time of the Merger, the by-laws of the Surviving Corporation until thereafter amended as provided by law, by the articles of incorporation or by such by-laws.

          Pursuant to the Shareholders' Agreement, the Triple S Shareholders party thereto have agreed to vote all shares of Triple S Common Stock then held of record or beneficially owned by such shareholder, in favor of the Merger, the execution and delivery by Triple S of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement. In addition, each of the Triple S Shareholders have granted an irrevocable proxy to Eimo for such purpose. As a result, at July 13, 2000 Eimo had shared voting power with respect to an aggregate of 2,632,424 shares of Triple S Common Stock (including 608,677 shares issuable to Triple S Shareholders pursuant to the exercise of options exercisable within sixty (60) days), representing 69.9% of the 3,763,549 shares of Triple S Common Stock issued and outstanding as of July 13, 2000. With respect to shares of Triple S Common Stock actually issued and outstanding (i.e., excluding all options), Eimo had shared voting power with respect to 2,023,757 shares of Triple S Common Stock, representing 53.8% of the 3,763,549 shares of Triple S Common Stock issued and outstanding as of July 13, 2000. In addition, subject to permitted exceptions, the Triple S Shareholders agreed in the Shareholders' Agreement that, until consummation of the Merger or the termination of the Shareholders' Agreement, they will not, transfer, or consent to any transfer of, any or all of such shares, options, warrants or other rights to receive shares, or any interest therein, enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such shares, options, warrants or other rights to receive shares, or any interest therein, grant any proxy, power-of-attorney, or other authorization in or with respect to such shares, deposit such shares into a voting trust or enter into a voting agreement or arrangement with respect to such shares or take any other action that would in any way restrict, limit or interfere with the performance of their obligations thereunder with respect to the transactions contemplated in the Shareholders' Agreement or by the Merger Agreement. For a description of certain permitted exceptions, see the discussion in Item 5(d) of this Schedule 13D. Execution by the Triple S Shareholders of the Shareholders' Agreement was a condition of Eimo to the Merger Agreement. Eimo entered into the Shareholders' Agreement with the Triple S Shareholders to insure that such Triple S Shareholders will vote in favor of the Merger Agreement and the Merger.

          As of the effective time of the Merger, the Common Stock of Triple S shall be delisted and cease to be quoted on the Nasdaq National Market. In connection with the Merger, Eimo will apply for a listing of its American Depositary Receipts on The Nasdaq National Market.

          The Merger Agreement provides, among other things, for the payment of a termination fee and expenses by Triple S to Eimo in certain circumstances. Such provision may have the effect of impeding the acquisition of control of Triple S by other persons.

          The preceding summary of certain provisions of the Merger Agreement and the Shareholders' Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are incorporated by reference as Exhibits 10.1 and 10.2 hereto, respectively, and which are incorporated herein by reference.

  Item 5. Interest in Securities of the Issuer.
          -------------------------------------

          (a) and (b) The information set forth in Item 4 is incorporated herein by reference. Additionally, an entity under common control with Eimo, E.A. T - Invest Oy ("EAT"), is the beneficial owner of 185,100 shares of Triple S Common Stock. EAT has sole voting and dispositive power with respect to all of these shares, which represent 4.9% of the issued and outstanding Triple S Common Stock at July 13, 2000. The address of EAT's principal business office is Yliskylankaari 9A, 00840-Helsinki, Finland.

          At July 13, 2000, Eimo and EAT's would have combined voting power with respect to an aggregate of 2,817,524 shares of Triple S Common Stock (including 608,677 shares issuable to Triple S Shareholders pursuant to the exercise of options exercisable within sixty (60) days), representing 74.9%of the 3,763,549 issued and outstanding Triple S Common Stock. With respect to shares of Triple S Common Stock actually issued and outstanding as of that date (i.e., excluding all options), Eimo and EAT would have combined voting power with respect to an aggregate of 2,208,857 shares of Triple S Common Stock, representing 58.7% of the 3,763,549 shares of Triple S Common Stock issued and outstanding as of July 13, 2000.

          Eimo and EAT expressly disclaim the existence of a group and there are no limitations imposed by the Merger Agreement or any other ancillary agreement on the ability of EAT to acquire or dispose of voting rights or beneficial ownership of any Triple S common stock. Eimo disclaims beneficial ownership of the shares of Triple S common stock owned by EAT. Notwithstanding anything to the contrary contained in this Schedule 13D, and in accordance with Rule 13d-4 promulgated under the Act, the filing of this Schedule 13D shall not be construed as an admission that Eimo is the beneficial owner of any shares of Common Stock of Triple S held by EAT.

          Other than as described above, Eimo does not beneficially own any shares of Common Stock of Triple S. To the knowledge of Eimo, none of Eimo's executive officers or directors individually beneficially own any shares of Common Stock of Triple S. Eimo disclaims beneficial ownership of any shares of Common Stock of Triple S, whether as a result of the Shareholders Agreement or otherwise. Notwithstanding anything to the contrary contained in this
  Schedule 13D, and in accordance with Rule 13d-4 promulgated under the Act, the filing of this Schedule 13D shall not be construed as an admission that Eimo is the beneficial owner of any shares of Common Stock of Triple S held by the Triple S Shareholders or any other person or entity.

          (c) To the knowledge of Eimo, there have been no transactions in shares of Common Stock of Triple S by any of Eimo's executive officers or directors during the past 60 days.

          (d) To the knowledge of Eimo, the right to receive dividends with respect to shares of Common Stock of Triple S to which this Schedule 13D relates, and the power to direct the receipt of dividends from, or the proceeds of the sale of, such shares of Common Stock held by each of the Triple S Shareholders are held by such Triple S Shareholders as reflected in the Shareholders' Agreement.

          Each of the Triple S Shareholders is permitted to transfer or consent to any transfer of Triple S common stock to the extent that the gross proceeds with respect to any such transfers do not exceed, in the aggregate with respect to each such Triple S Shareholder, the sum of $1,000,000; provided, however, that all of the Triple S Shareholders are jointly and severally obligated, prior to the record date for any shareholder action on the Merger, to hold, or if not held, to purchase or repurchase such number of shares of Triple S common stock as will result in all of the Triple S Shareholders together holding, in each case, in the aggregate, not less than 50.1% of the total number of shares of Triple S common stock outstanding as of such record date.

          In the event (i) of any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of capital stock of Triple S on, of, or affecting the Triple S common stock, or (ii) any Triple S Shareholder shall become the beneficial owner (as defined) of any additional Triple S common stock or other securities entitling the holder thereof to vote or give consent with respect to any matter, then the terms of the Shareholders' Agreement also will apply to the shares of Triple S common stock held by such Triple S Shareholder immediately following the effectiveness of the events described in clause (i) or such Triple S Shareholder becoming the beneficial owner of such additional Shares, as described in clause (ii) as though they were shares of Triple S common stock initially subject to the Shareholders' Agreement.

          (e)  Not applicable.

  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ----------------------------

          The information set forth in Item 4 is incorporated herein by reference. Eimo is required to file this Schedule 13D due to its acquisition of shared voting power of the shares held by certain shareholders of Triple S Common Stock. Eimo expressly disclaims the existence of any group for purposes of Section 16 of the Securities and Exchange Act of 1934, between or among Eimo and any of the shareholders of Triple S or any other person. Other than the Merger Agreement, the Shareholders' Agreement and the transactions contemplated thereby, there are no contracts, arrangements, understandings or relationships between Eimo and any other person, or to the knowledge of Eimo, among any of Eimo's executive officers and directors or between any of Eimo's executive officers and directors and any other person, with respect to the Common Stock of Triple S.

  Item 7. Material to be Filed as Exhibits.
          ---------------------------------

          10.1 Agreement and Plan of Merger, dated July 13, 2000, among Eimo Oy, Spartan Acquisition Corp. and Triple S Plastics, Inc.

          10.2 Shareholders Agreement, dated July 13, 2000, between Eimo Oy, Spartan Acquisition Corp., and the shareholders of Triple S Plastics, Inc. listed on Schedule A attached thereto, together with related Triple S Shareholders' powers-of-attorney and irrevocable proxies.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  Date:  July 20, 2000                         /s/ Elmar Paananen
                                               -----------------------
                                               Elmar Paananen
                                               Executive Vice Chairman